EMAIL: SFELDMAN@OLSHANLAW.COM

DIRECT DIAL: 212.451.2234

December 2, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	FlexShopper, Inc.
Rule 424(b) Prospectus relating to Registration Statement
on Form S-1 (File No. 333-282857)

Ladies and Gentlemen:

On behalf of FlexShopper, Inc., a Delaware corporation, we hereby submit in electronic format for filing with the U.S. Securities and Exchange Commission (the “Commission”), pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and Rule 101(a)(1)(i) of Regulation S-T, one copy of the final prospectus relating to FlexShopper’s Registration Statement on Form S-1 (the “Registration Statement”). This prospectus is filed as part of the Registration Statement pursuant to the requirements of Rule 424(b) under the Securities Act. In accordance with paragraph (e) of that Rule, the prospectus has been marked in the upper right corner to indicate that it is being filed pursuant to Rule 424(b)(3) and that the file number of the Registration Statement to which it relates is No. 333-282857.

Should any member of the Commission’s staff have any questions concerning the enclosed materials or desire any further information, please do not hesitate to contact H. Russell Heiser Jr., Chief Executive Officer of FlexShopper, Inc. (tel.: (561) 419-2919), or me (tel.: (212) 451-2234).

Very truly yours,

/s/ Spencer G. Feldman
Spencer G. Feldman

Enclosures

cc:	H. Russell Heiser Jr.

Rucha Pandit, Esq.
Division of Corporation Finance
Office of Trade & Services